UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Scorpio Tankers Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

Y7542C106
(CUSIP Number)

May 2, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)
☐          Rule 13d-1(c)
☒         Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Person Giovanna Lolli-Ghetti
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Italy
Number of shares beneficially owned by each reporting person with	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) -0-
12.	Type of Reporting Person (See Instructions) IN

* Based on 24,879,059 shares of common stock outstanding as of December 31, 2010 as disclosed on the Issuer’s report on Form 20-F filed on April 21, 2011.

STATEMENT ON SCHEDULE 13G

Item 1.

(a)           Name of Issuer:

Scorpio Tankers Inc.

(b)           Address of Issuer’s Principal Executive Offices:

9, Boulevard Charles III

Monaco 98000

Item 2.

(a)           Name of Person Filing:

As of December 31, 2010, Giovanna Lolli-Ghetti was the direct owner of approximately 33.3% of the shares in Simon Financial Limited.  As of December 31, 2010, Simon Financial Limited owned 100% of the share capital of Liberty Holding Company Limited (“Liberty”), which in turn owned 100% of the share capital of Scorpio Owning Holding Ltd. (“Holdings”), which held directly approximately 23.2% of the issued and outstanding shares of Scorpio Tankers Inc.(the “Issuer”).  In January 2011, Holdings distributed its entire stake in the Issuer to Liberty who in turn distributed those shares of the Issuer to Simon Financial Limited who in turn distributed those shares of the Issuer to its stakeholders including Giovanna Lolli-Ghetti.  Giovanna Lolli-Ghetti subsequently sold all shares of the Issuer that she received in that distribution on May 2, 2011.  As a result of this sale, she no longer beneficially owns, directly or indirectly, any shares of the issuer.

(b)           Address of Principal Business Office, or, if None, Residence:

Giovanna Lolli-Ghetti
Les Floralies
3 Avenue de Grande Bretagne
Monaco 98000

(c)           Citizenship:

Italy.

(d)           Title of Class of Securities:

Common stock, par value $0.01 per share.

(e)           CUSIP Number:

Y7542C106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                   Ownership.

(a)           Amount beneficially owned: 0

(b)           Percent of class:  0.

(c)           Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0.

(ii) Shared power to vote or to direct the vote

0.

(iii) Sole power to dispose or to direct the disposition of

0.

(iv) Shared power to dispose or to direct the disposition of

0.

Item 5.                   Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.                   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.                   Identification and Classification of Members of the Group.

Not applicable.

Item 9.                   Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated  May 10 2011

Giovanna Lolli-Ghetti
/s/ Giovanna Lolli-Ghetti